Exhibit 4.17

Contract No. *

Account Supervision Agreement

Party A: Industrial and Commercial Bank of China - Tahe Branch

Party B: Greater Khingan Range Forasen Energy Technology Co., Ltd.

In order to secure the obligation under small business loan agreement No.*, Party B agrees to provide repayment guarantee to Party A with income listed in the agreement. In the principle of equality and good faith, Party A and Party B enter into the following agreement upon consensus.

Article 1 Scope & Account

1.1. Party B has chosen the following source of income to guarantee the contract obligation: 7 and agrees that all the income shall be supervised by Party A,

1) Revenue from Mobile Communication Service

2) Revenue from Water/Utility/Steam

3) Revenue form Cable

4) Revenue from Heat

5) Revenue from Housing Payment

6) Fiscal Revenue

7) Other Source of Revenue: Sales & Other Income

1.2. Party B agrees to open the following account as supervision account,

Account Name: Greater Khingan Range Forasen Energy Technology Co., Ltd.

Account No:*

Bank Branch: Industrial and Commercial Bank of China - Tahe Branch

Article 2: Term

The supervision period shall start from June 18, 2021 to the date when all debts under the main contract are fully paid off.

Article 3: Method of Supervision

Party B agrees to accept account supervision on the income in the following way:

1) All the income supervised by Party A mentioned in Article 1.1 shall be deposited into the supervision account, and Party B shall make it clear in the contract or bill of charge with third parties that all the money shall be directly remitted into the account. If Party A considers it is necessary, Party B shall provide a written commitment from the relevant third party to guarantee that the amount payable will be remitted to the supervision account.

2) Deposit 80% of the income mentioned in Article 1.1 into the supervision account, and provide written consent of the relevant third party to guarantee that the payable amount will be remitted into the supervision account according to the requirements of Party A.

Article 4 Daily supervision of Accounts

4.1 From the date when Party B begins to collect the income mentioned in Article 1.1, Party B shall authorize Party A to carry out daily supervision on the account, including but not limited to the understanding and recording of income and expenditure, and limiting the use of the account balance in accordance with this agreement.

4.2 Party B shall ensure that the monthly (monthly / quarterly) inflow of funds in the account will be not less than 500,000 yuan.

4.3 Party B shall obtain the written consent from Party A for withdraw more than 1 million yuan from the supervision account.

4.4 Party B shall ensure that the average balance of the supervision account shall not be less than 50,000 yuan. If the income is in foreign currency, it shall be covert into RMB according to the current exchange rate. If the balance is lower than the requirement, Party B will take necessary measures to make up the difference in time. Party A shall have the right to refuse Party B to withdraw any money from the account until the balance requirement has been satisfied.

4.5 If the inflow of funds is less than the amount specified in Article 4.2, Party A has the right to decide to take one or more of the following measures:

(1) Begin with the next month (month / quarter), reduce the single withdrawal amount specified in article 4.3 to 800,000 yuan until the inflow returns to the amount specified in Article 4.2

(2) Begin with the next month (month / quarter), increase the average balance of funds specified in article 4.4 to 10,000 yuan until the inflow returns to the amount specified in Article 4.2.

(3) Stop issuing the loan that has not been drawn by Party B or require Party B to return all or part of the drawn loan in advance.

Article 5 Special supervision of accounts

5.1 Party B authorizes Party A to carry out special supervision on the account, Party A shall have the right to freeze or deduct the funds of the supervision account after the occurrence of certain circumstances specified in this agreement.

5.2 In case of Party B violates the requirement of income collection and daily account supervision, or the breach of contract under the main contract, Party A shall have the right to freeze the funds in the supervision account, and Party B shall not withdraw any funds from the supervision account until the breach has been corrected and ratified by Party A.

5.3 If Party B fails to deposit the principal and interest of the loan and other accounts payable under the contract into the designated account before the repayment date or the interest settlement date as agreed in the main contract, Party A shall have the right to freeze the funds in the supervision account and deduct the principal and interest of the loan and other accounts payable by the debtor from the supervision account when the debtor fails to perform or fully perform the relevant obligations.

5.4 The scope of Party A's direct deduction of relevant funds from the supervision account in accordance with Article 5.3 included but is not limited to: principal, interest, penalty interest, compound interest, liquidated damages, compensation, expenses for realizing the creditor's rights and all other expenses payable by the debtor under the main contract, until all the above funds are paid off.

5.5 The average balance of funds in the supervision account listed in article 4.4 shall not limit or prevent

Party A's deduction for loan principal, interest and other charges.

Article 6 Rights and Obligations

6.1 Party B shall not enter into any account supervision agreement with third party for the collection of income as agreed in Article 1.1 without the written consent of Party A, except that the agreement adopts the account supervision mode (2) in Article 3.

6.2 Party A has the right to ask Party B to avoid the infringement of funds in the account from any third party, and Party B has the obligation to inform and assist Party A to avoid the infringement.

6.3 Party A's failure to exercise or partial exercise or delay in exercise any right under this Agreement shall not constitute a waiver or change of such right, and shall not affect Party A's further exercise of such right.

6.4 If Party B's obligation under main contract has been fully paid off, Party A shall terminate daily supervision and special supervision on the account.

6.5 Party B shall promptly notify Party A in writing in case any of the following circumstances happen:

1) change of authority, price and term;

2) change of operating mechanism, which included but not limited to merger, division, joint stock reform, joint venture with foreign investors;

3) change of business scope, register capital and shareholder structure;

4) Involvement of major economic disputes, lawsuits and arbitrations, and regulatory enforcement or frozen of funds in supervision account;

5) bankruptcy, suspension of business, dissolution, revocation of business license and cancellation of industrial and commercial registration;

6) change of name, articles of association, business address, telephone number, legal representative or person;

In case of (2) and (3) above, Party B shall notify Party A in writing within 10 days after the relevant resolution is made; In case of (1), (4), (5) and (6) above, Party B shall immediately notify Party A in writing.

6.6 If Party A and Party B agree to change or modify terms in the main contract, Party B shall still be abided by the provisions of the Agreement except for the extending of the loan period and increasing of loan amount.

Any change in the main contract shall not affect the performance of Party B's obligations under this agreement.

Article 7 Breach of contract

7.1 Any party who fails to perform or not fully perform any of its obligations under this agreement, or violates any of its representations, guarantees and commitments under this agreement shall be constituted as a breach of contract. If losses are caused to other party as a result, compensation shall be made.

7.2 in case any of the following circumstances happen, either party shall bear the additional expenses and losses:

(1) failure to send out relevant notice in accordance with this agreement or send out notice that is inconsistent with the facts;

(2) refuse to receive notice from the other party in accordance with this agreement during normal working hours

7.3 If the agreement is invalid due to Party B's reasons, Party B shall compensate Party A for all losses within the scope of article 5.4.

7.4 in case of any breach of this agreement, the other party shall have the right to take other measures as required by relevant laws and regulations.

Article 8 Effectiveness, Change or Termination of Agreement

8.1 The contract shall come into force after being signed and chopped by all parties and be terminated when all obligations under this agreement have been fully performed.

8.2 Any change of the Agreement shall be made in writing and such change shall constitute as a part of the Agreement. The rest part of the contract shall remain valid expected for the change, and the original terms shall remain valid before the change takes effect.

8.3 The invalidity or unenforceability of any provision of this Agreement shall not affect the validity and enforceability of other provisions, nor the validity of the entire agreement.

8.4 The modification and termination of this Agreement shall not affect the rights of the contracting parties to claim damages. The rescission of this Agreement shall not affect the validity of the dispute settlement provisions in this agreement.

Article 9 Dispute settlement

9.1 The contract shall be governed by the laws of the People’s Republic of China. Any dispute arising from the contract shall be settled by both parties through negotiation. If negotiation fails, the following (1 / 2) ways shall be adopted:

1) both parties agree to refer the dispute to Arbitration Commission. The arbitration award is final and binding on both parties.

2) Settled by litigation in the court where Party A is located.

Article 10 Others Terms

Article 11 Annex

11.1 This Agreement has two originals, which are identical to each other, with each of the parties holding one copy and shall have the same legal effect.

11.2 The attachment to this agreement is an integral part of this Agreement and shall have the same legal effect as this agreement.

Party A: /s/ Industrial and Commercial Bank of China Limited - Tahe Branch
Date: June 18, 2021

Party B: /s/ Greater Khingan Range Forasen Energy Technology Co., Ltd. Tahe Power Plant
Date: June 18, 2021